AB
3/20

[redacted]

14048771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69114

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **05/07/12** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fantex Brokerage Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Townsend Street, Suite 234
(No. and street)

San Francisco (City) **CA** (State) **94107** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hicks **(415) 592-5950**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) **New York** (City) **NY** (State) **10112** (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/24/14

OATH OR AFFIRMATION

I, Thomas Hicks, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fantex Brokerage Services, LLC (the Company) as of and for the period from May 7, 2012 (Inception) to December 31, 2013 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $0, Credits $0)

State of California
County of San Francisco

Subscribed and sworn (or affirmed) before me on this 27th day of February, 2014, by THOMAS HICKS proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Financial and Operations Principal

Title

Signature

DAVEE CHUM
Commission # 2040527
Notary Public - California
San Francisco County
My Comm. Expires Sep 7, 2017

Fantex Brokerage Services, LLC (Development Stage Entity)

(SEC I.D. No 8-69114)

Financial Statements as of and for the Period From May 7, 2012 (Inception) to December 31, 2013, Supplemental Report on Internal Control and Independent Auditors' Report

PUBLIC DOCUMENT
(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934)

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT STAGE ENTITY)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Fantex Brokerage Services, LLC

We have audited the accompanying financial statements of Fantex Brokerage Services, LLC (a development-stage entity) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the period from May 7, 2012 (inception) to December 31, 2013 and for the year ended December 31, 2013, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fantex Brokerage Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the period from May 7, 2012 (inception) to December 31, 2013 and for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

The Company is in the development stage at December 31, 2013. As discussed in Note 1 to the financial statements, the Company is subject to certain significant risks and uncertainties.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules G, H, and I listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2014

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
CASH	$ 374,905
RESTRICTED CASH	9,487
CASH SEGREGATED AND ON DEPOSIT FOR REGULATORY PURPOSES	214,737
OTHER ASSETS	89,858
TOTAL ASSETS	$ 688,987
LIABILITIES AND MEMBER'S CAPITAL	
PAYABLES TO BROKERAGE CLIENTS	$ 214,737
OTHER LIABILITIES	4,046
Total liabilities	218,783
MEMBER'S CAPITAL	6,979,780
RETAINED DEFICIT	(6,509,576)
Total member's capital	470,204
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 688,987

See notes to financial statements

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM MAY 7, 2012 (INCEPTION) TO DECEMBER 31, 2013 AND FOR THE YEAR ENDED DECEMBER 2013

	For the Period from May 7, 2012 (Inception) to December 31, 2013	For the Year Ended December 31, 2013
REVENUES	$ -	$ -
EXPENSES:		
Employee compensation and benefits	1,664,957	1,179,738
Professional fees	4,438,638	3,674,912
Other expenses	405,982	282,530
Total expenses	6,509,576	5,137,180
NET LOSS	$(6,509,576)	$(5,137,180)

See notes to financial statements

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM MAY 7, 2012 (INCEPTION) TO DECEMBER 31, 2013 AND FOR THE YEAR ENDED DECEMBER 2013

	The Period from May 7, 2012 (Inception) to December 31, 2013	For the Year Ended December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (6,509,576)	$ (5,137,180)
Adjustments to reconcile net loss to net cash used for operating activities:		
Non-cash contributions from Member	4,721,780	3,367,078
Increase in restricted cash	(9,487)	(9,487)
Increase in cash segregated and on deposit for regulatory purposes	(214,737)	(214,737)
Increase in other assets	(89,858)	(89,858)
Decrease in payable to parent	-	(7,507)
Increase in payable to brokerage clients	214,737	214,737
Increase in other liabilities	4,046	4,046
Net cash used for operating activities	(1,883,095)	(1,872,908)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions from parent	2,258,000	2,243,000
Net cash provided by financing activities	2,258,000	2,243,000
INCREASE IN CASH AND CASH EQUIVALENTS	374,905	370,092
CASH — Beginning of period	-	4,813
CASH — End of period	$ 374,905	$ 374,905
NON-CASH FINANCING ACTIVITIES — Capital contributions from Member	$ 4,721,780	$ 3,367,078

See notes to financial statements

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD FROM MAY 7, 2012 (INCEPTION) TO DECEMBER 31, 2013 AND FOR THE YEAR ENDED DECEMBER 2013

	The Period from May 7, 2012 (Inception) to December 31, 2013	For the Year Ended December 31, 2013
BEGINNING BALANCE	$ -	$ (386,446)
Contributions from Member	2,258,000	2,243,000
Non-cash contributions from Member	4,721,780	3,750,830
Net losses	(6,509,576)	(5,137,180)
ENDING BALANCE	$ 470,204	$ 470,204

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Fantex Brokerage Services, LLC (the "Company") was formed in May 2012 as a Delaware limited liability company and wholly-owned subsidiary of Fantex Holdings, Inc. (the "Member"). The Company is a development-stage entity and has relied primarily on the Member to date to conduct its operations.

The Member is the sole-managing member of the Company. The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), in forty nine states, the District of Columbia, Puerto Rico and the Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case is the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA is the primary regulator of the Company.

The Company is engaged in a single line of business as a securities broker-dealer, including the underwriting of securities on a best efforts basis issued by an affiliated corporation, Fantex, Inc. (Fantex). The Company carries retail customer accounts and facilitates transactions in connection with securities issued by Fantex. The Company will continue to rely on the Member until such time that the Company's revenues are sufficient to finance operations.

Certain Significant Risks and Uncertainties—The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to maintain an adequate rate of growth; the impact of the current economic climate on its business; the ability to effectively manage its growth; the ability to attract new Contract Parties; the ability to improve the performance of Contract Parties; and the impact of labor issues in any of the major professional sports leagues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. On an ongoing basis, management will evaluate these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Cash — Cash includes cash on hand and cash held in banks.

Cash Segregated and on Deposit for Regulatory Purposes — Customer cash balances are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 of the SEC.

Receivables from and Payable to Customers — Accounts receivable from and payable to customers include amounts due on cash transactions. The Company currently does not extend margin loans to customers. As of the date of the financial statements, there were no securities owned by customers.

Securities Transactions — Customers' securities transactions are reported on a settlement date basis. The Company does not engage in principal trading except in connection with the Initial Public Offering of Fantex Tracking Series securities nor does the Company own investment securities for its own account.

Investment Banking —Investment banking revenues include gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company expenses these costs. There were no such revenues or expenses for the period ended December 31, 2013.

Income Taxes – As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. There were no such revenues for the period ended December 31, 2013.

Financial Instruments Not Recorded at Fair Value — Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash is short-term in nature and accordingly is recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include customer cash on deposit maintained in a special reserve bank account for the exclusive benefit of customers. Accordingly, the carrying value approximates fair value.

Other assets consist of prepaid expenses and reserve deposits whose carrying values approximate their fair values.

Other liabilities consists of certain accrued expenses and amounts payable and due under contractual obligations, which are short-term in nature and accordingly are recorded at amounts that approximate fair value.

3. CASH SEGREGATED AND ON DEPOSIT FOR REGULATORY PURPOSES

Cash of $214,737 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

4. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

As of December 31, 2013, there were no accounts receivable from customers. Amounts payable to customers consisted of customer cash segregated in a special reserve bank account for the benefit of customers. The Company's brokerage customers did not own securities as of December 31, 2013.

5. OTHER ASSETS

The components of other assets at December 31, 2013 are as follows:

Reserve deposit (1)	$ 50,000
Prepaid expenses	39,858
Total other assets	$ 89,858

(1) Reserve deposit includes amount held by 3rd party Automated Clearing House (ACH) provider.

6. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Net capital and the related net capital requirement may fluctuate on a daily basis. The Company is required to maintain a minimum net capital requirement of $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i). At December 31, 2013, the Company recorded net capital of $371,000 which was $121,000 in excess of its minimum net capital requirement.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash segregated for the exclusive benefit of customers at December 31, 2013. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit. No additional cash was required to be segregated and on deposit for regulatory purposes at December 31, 2013.

7. RELATED-PARTY TRANSACTIONS

The Company will continue to rely on the Member to conduct its operations until such time as the Company's revenues are sufficient to finance operations.

Certain expenses incurred for the year ended December 31, 2013 and the period from May 7, 2012 (inception), to December 31, 2013 were paid by the Member and allocated to the Company based on the expenses incurred by the Company in its operations. The allocations were based on the time spent by employees of the Member on activities of the Company, the number of full time employees performing Company activities and direct expenses incurred for the operations of the Company. The expense allocations have been determined on the basis that the Company and the Member considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company.

Since being admitted as a member of FINRA, the Company established the Expense Sharing Agreement (the "Agreement"). Fantex Holdings, Inc. incurs occupancy, technology, support and other services on behalf of the Company. A portion of the associated costs of these services are allocated according to the Agreement.

During the period from May 7, 2012, to December 31, 2013, the Company incurred $6,509,576 of expenses related to its operations and paid by the Member. The Company reimbursed the Member $1,732,195 of this amount as of December 31, 2013 in accordance with the provisions of the Expense Sharing Agreement.

8. **GEOGRAPHIC CONCENTRATION**

At December 31, 2013, the Company's total customer account balances were concentrated as follows:

State	Balance	% Concentration
New York	132,700	62 %
California	42,500	20
Other (<5%)	39,537	18
Total	214,737	100 %

9. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013, through February 27, 2014, the date the accompanying financial statements were filed with the SEC. Based on this evaluation, other than as recorded or disclosed within the accompanying financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

* * * * * *

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

TOTAL MEMBER'S CAPITAL QUALIFIED FOR NET CAPITAL	$470,204
DEDUCTIONS:	
Total non-allowable assets:	
Restricted cash	9,487
Other assets	89,858
	99,345
TENTATIVE NET CAPITAL (Before Haircuts on securities)	370,859
HAIRCUTS ON SECURITIES	-
NET CAPITAL	370,859
MINIMUM REQUIRED NET CAPITAL	250,000
EXCESS NET CAPITAL	$120,859

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2013. Therefore, no reconciliation of the two computations is deemed necessary.

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT-STAGE ENTITY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

CREDIT BALANCES	$214,737
DEBIT BALANCES	$ -
RESERVE COMPUTATION	
Excess of total debits over credits	-
Excess of total credits over debits	214,737
Amount held on deposit in Special Reserve account	$214,737

See notes to financial statements

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2013. Therefore, no reconciliation of the two computations is deemed necessary.

FANTEX BROKERAGE SERVICES, LLC (DEVELOPMENT STAGE ENTITY)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

1.) Clients' fully paid securities and excess margin securities not in Fantex Brokerage Services, LLC possession or control as of December 31, 2013, for which instructions to reduce to possession or control had been issued as of December 31, 2013 but for which the required action was not taken by Fantex Brokerage Service, LLC within the time frames specified under Rule 15c3-3:

A.) Market Value	$	-
B.) Number of items		-

2.) Clients' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A.) Market Value	$	-
B.) Number of items		-

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2013. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

February 27, 2014

Fantex Brokerage Services, LLC

In planning and performing our audit of the financial statements of Fantex Brokerage Services, LLC (a development stage entity)(the "Company") as of December 31, 2013 and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Fantex Brokerage Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Fantex Brokerage Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069114 FINRA DEC
FANTEX BROKERAGE SERVICES LLC 19*19
330 TOWNSEND ST STE 234
SAN FRANCISCO CA 94107-1659

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Hicks (415) 592-5950 x135

2. A. General Assessment (item 2e from page 2)		$ —
B. Less payment made with SIPC-6 filed (**exclude interest**)	N/A (Date Paid)	(—)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		—
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ —
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ ________	
H. Overpayment carried forward	$(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fantex Brokerage Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial and Ops. Principal
(Title)

Dated the 12 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ —
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ —
2e. General Assessment @ .0025	$ —

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